Rule 424(b)5
Registration Statement No. 333-75234
Prospectus Supplement to
Prospectus Dated March 18, 2002

$2,000,000,000

Global Landmark Securities ™ (“GlobLS ™ ”)

Ford Motor Credit Company

$1,000,000,000 6 1/2% GlobLS due January 25, 2007

$1,000,000,000 7 1/4% GlobLS due October 25, 2011

     The 6 1/2% GlobLS due January 25, 2007 (the “Five-Year Notes”) will mature on January 25, 2007. The 7 1/4% GlobLS due October 25, 2011 (the “Ten-Year Notes” and, together with the Five-Year Notes, the “Notes”) will mature on October 25, 2011. The Five-Year Notes will pay interest semi-annually on January 25 and July 25 of each year, beginning July 25, 2002. The Ten-Year Notes will pay interest semi-annually on April 25 and October 25 of each year, beginning April 25, 2002.

     The Notes offered here are a further issuance of the 6 1/2% GlobLS due January 25, 2007 and the 7 1/4% GlobLS due October 25, 2011 and are in addition to the $3,000,000,000 principal amount of the Five-Year Notes and the $2,500,000,000 principal amount of the Ten-Year Notes previously issued on October 25, 2001. The Notes will have the same respective Euroclear and Clearstream Luxembourg Common Codes, International Security Identification Numbers and CUSIP Numbers as the previously issued Five-Year Notes and Ten-Year Notes.

     The Notes are offered for sale in the United States, Europe and Asia. Ford Credit has applied to have the Notes listed and traded on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the accompanying Prospectus. Any representation to the contrary is a criminal offense.

     This Prospectus Supplement and the accompanying Prospectus have been lodged with the Registrar of Companies in Singapore as an information memorandum pursuant to Section 106D of the Companies Act, Chapter 50, of Singapore.

	Per Five-Year		Per Ten-Year
	Note	Total	Note	Total

Initial public offering price	97.544%	$975,440,000	97.114%	$971,140,000

Underwriting discounts and commissions	0.325%	$3,250,000	0.425%	$4,250,000

Proceeds, before expenses, to Ford Credit	97.219%	$972,190,000	96.689%	$966,890,000

     The initial public offering prices above do not include accrued interest, which must be paid by the purchaser. Interest on the Five-Year Notes will accrue from January 25, 2002 and must be paid by the purchaser for the period from January 25, 2002 to the date of delivery. Interest on the Ten-Year Notes will accrue from October 25, 2001 and must be paid by the purchaser for the period from October 25, 2001 to the date of delivery. Ford Credit expects that delivery of the Notes will be made to investors on or about March 21, 2002. See “Underwriting” in this Prospectus Supplement.

Joint Book-Running Managers

Banc of America Securities LLC	HSBC	Lehman Brothers

Prospectus Supplement dated March 18, 2002.

TABLE OF CONTENTS

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS
UNITED STATES TAXATION OF NON-UNITED STATES PERSONS
INFORMATION CONCERNING FORD CREDIT
FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES SELECTED FINANCIAL DATA
SELECTED FINANCIAL AND OTHER DATA OF FORD
FINANCIAL REVIEW OF FORD
INDUSTRY DATA AND MARKET SHARE OF FORD
UNDERWRITING
LEGAL OPINIONS
GENERAL INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION CONCERNING FORD CREDIT
INFORMATION CONCERNING FORD
FORD CREDIT CAPITAL TRUSTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF PREFERRED SECURITIES GUARANTEES
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS

TABLE OF CONTENTS

Prospectus Supplement

      The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document or the accompanying Prospectus.

      The Singapore Exchange Securities Trading Limited assumes no responsibility for the correctness of any of the statements or opinions made or reports contained in this Prospectus Supplement and the accompanying Prospectus. Admission to the Official List is not to be taken as an indication of the merits of the issuer or of the Notes.

      This Prospectus Supplement and the accompanying Prospectus include particulars given in compliance with the requirements of the Singapore Exchange Securities Trading Limited for the purpose of giving information with regard to Ford Credit.

      Ford Credit accepts full responsibility for the accuracy of the information contained in this Prospectus Supplement and accompanying Prospectus and confirms, having made all reasonable inquiries, that to the best of its knowledge and belief there are no other facts the omission of which would make any statement herein misleading in any material respect.

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus. No one is authorized to provide you with different information.

      The Notes are not being offered in any jurisdiction where the offer is not permitted.

      You should not assume that the information in this Prospectus Supplement or the accompanying Prospectus is accurate as of any date other than the date on the front of the documents.

      Offers and sales of the Notes are subject to restrictions in relation to the United Kingdom, Germany, The Netherlands, Singapore and Japan, details of which are set out in “Underwriting” below. The distribution of this Prospectus Supplement, and the accompanying Prospectus and the offering of the Notes in certain other jurisdictions may also be restricted by law.

      In this Prospectus Supplement and the accompanying Prospectus, unless otherwise specified or the context otherwise requires, references to “dollars”, “$” and “U.S.$.” are to United States dollars.

IN CONNECTION WITH THE OFFERING, CERTAIN OF THE UNDERWRITERS, MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT NOT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKETS OR OTHERWISE, SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF FORD CREDIT

Gregory C. Smith

Director and
President

Bibiana Boerio

Director, Executive Vice President,
Chief Financial Officer
and Treasurer

Terry D. Chenault

Director and
Executive Vice President

David C. Flanigan

Director and
Executive Vice President

Elizabeth S. Acton

Director

John T. Noone

Executive Vice President
Richard A. Corbello
Senior Vice President

Richard C. VanLeeuwen

Executive Vice President

A.J. Wagner

Executive Vice President

David L. Korman

Executive Vice President
and General Counsel

I. Martin Inglis

Director

Robert D. Charles

Executive Vice President

      All of the above-named persons are full-time employees of Ford Motor Company (“Ford”) or Ford Credit.

CAPITALIZATION OF FORD CREDIT

      The capitalization of Ford Credit and its subsidiaries at December 31, 2001 is adjusted to reflect the present issue as follows (in millions of U.S. dollars):

	Outstanding	Additional
	December 31,	Long-term
	2001	Indebtedness

Senior Indebtedness, Unsecured
Short-term

Commercial paper	$15,664.0

Other short-term debt	7,053.7

Total short-term debt	22,717.7

Long-term debt payable within one year	21,274.9

Long-term notes and debentures	102,351.1

Notes offered hereby	—	$2,000

Total debt	$146,343.7

Stockholder’s Equity

Capital stock, par value $100 a share (250,000 common shares authorized, issued, fully paid and outstanding)	25.0

Paid-in surplus (contributions by stockholder)	4,457.7

Accumulated other comprehensive loss	(1,209.7)

Earnings retained for use in the business	8,710.8

Total stockholder’s equity	11,983.8

Total Capitalization	$158,327.5

      Except as set forth herein, there has been no material change in the capitalization of Ford Credit since December 31, 2001 to the date of this Prospectus Supplement.

DESCRIPTION OF NOTES

      The Notes are part of the Debt Securities registered by Ford Credit in March 2002 to be issued on terms to be determined at the time of sale. Other than the Notes offered hereby, none of these Debt Securities previously have been designated for sale or have been sold.

      The Five-Year Notes offered here are a further issuance of the 6 1/2% GlobLS due January 25, 2007 and are in addition to $3,000,000,000 principal amount of such Notes issued on October 25, 2001 (the Five-Year Notes, together with such previously issued 6 1/2% GlobLS due January 25, 2007, the “6 1/2% Notes”). The 6 1/2% Notes are currently limited to $4,000,000,000 total principal amount. However, Ford Credit may, from time to time, without the consent of the holders create and issue further 6 1/2% Notes. Any additional notes will, together with the 6 1/2% Notes, constitute a single series of notes under the Indenture.

      The Ten-Year Notes offered here are a further issuance of the 7 1/4% GlobLS due October 25, 2011 and are in addition to $2,500,000,000 principal amount of such Notes issued on October 25, 2001 (the Ten-Year Notes, together with such previously issued 7 1/4% GlobLS due October 25, 2011, the “7 1/4% Notes”). The 7 1/4% Notes are currently limited to $3,500,000,000 total principal amount. However, Ford Credit may, from time to time, without the consent of the holders create and issue further 7 1/4% Notes. Any additional notes will, together with the 7 1/4% Notes, constitute a single series of notes under the Indenture.

      The Five-Year Notes will bear interest from January 25, 2002. Interest on the Five-Year Notes will be payable on January 25 and July 25 of each year, commencing July 25, 2002, to the persons in whose names the Five-Year Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions.

      The Ten-Year Notes will bear interest from October 25, 2001. Interest on the Ten-Year Notes will be payable on April 25 and October 25 of each year, commencing April 25, 2002, to the persons in whose names the Ten-Year Notes are registered at the close of business on the 15th day preceding each such interest payment date, subject to certain exceptions.

      Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

      The Notes are not subject to redemption prior to maturity unless certain events occur involving United States taxation. If any of these special tax events do occur, Ford Credit may at its option redeem one or both series of Notes at a redemption price of 100% of their principal amount plus accrued and unpaid interest to the date of redemption. See “Description of Notes — Redemption.”

Book-Entry, Delivery and Form

      Each series of Notes will be issued in the form of one or more fully registered Global Notes (the “Global Notes”) which will be deposited on March 21, 2002 with, or on behalf of, The Depository Trust Company, New York, New York (the “Depository”) and registered in the name of Cede & Co., the Depository’s nominee. Notes in definitive form will not be issued, unless otherwise determined, at Ford Credit’s option. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depository. Investors may elect to hold interests in the Global Notes through either the Depository (in the United States) or Clearstream Banking, Société anonyme (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depository. Citibank, N.A. will act as depositary for Clearstream Luxembourg and JPMorgan Chase Bank, will act as depositary for Euroclear (in such capacities, the “U.S. Depositaries”). Beneficial interests in the Global Notes will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

      Clearstream Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream Luxembourg Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg Participants through electronic book-entry changes in accounts of Clearstream Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the Underwriters. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg Participant either directly or indirectly.

      Distributions with respect to each series of Notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

      Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the Underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

      The Euroclear Operator was launched on December 31, 2000, and replaced Morgan Guaranty Trust Company of New York as the operator of and banker to the Euroclear system. Euroclear Bank S.A./N.V. has capital of approximately EUR 1 billion.

      Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”).

The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

      Distributions with respect to each series of Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. Depositary for Euroclear. In the event definitive Notes are issued, Ford Credit will promptly provide notice to the holders of the Notes and appoint a paying agent and transfer agent in Luxembourg and Singapore.

Global Clearance and Settlement Procedures

      Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between participants of the Depository (“DTC Participants”) will occur in the ordinary way in accordance with Depository rules and will be settled in immediately available funds using the Depository’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through the Depository on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear Participants, on the other, will be effected in the Depository in accordance with the Depository rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in the Depository, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depository. Clearstream Luxembourg Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. Depositaries.

      Because of time-zone differences, credits of Notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the Depository settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream Luxembourg Participants on such business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream Luxembourg Participant or a Euroclear Participant to a DTC Participant will be received with value on the Depository settlement date but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depository.

      Although the Depository, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depository, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payment of Additional Amounts

      Ford Credit will, subject to the exceptions and limitations described below, pay as additional interest on each series of Notes, any additional amounts that are necessary in order that the net payment by Ford Credit’s paying agents of the principal of and interest on the Notes to a holder who is a non-United States person (as defined below), after deduction for any present or future tax, assessment or governmental charge of the United States or a political subdivision or taxing authority thereof or therein, imposed by withholding with respect to the payment, will not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay additional amounts shall not apply:

(1) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been present or engaged in trade or business in the United States or having or having had a permanent establishment in the United States;

(b) having a current or former relationship with the United States, including a relationship as a citizen or resident thereof;

(c) being or having been a foreign or domestic personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a corporation that has accumulated earnings to avoid United States federal income tax; or

(d) being or having been a “10-percent shareholder” of Ford Credit as defined in section 871(h)(3) of the United States Internal Revenue Code or any successor provision;

(2) to any holder that is not the sole beneficial owner of such Note, or a portion thereof, or that is a fiduciary or partnership, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(3) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of the failure of the holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the holder or beneficial owner of such Note, if compliance is required by statute, by regulation of the United States Treasury Department or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(4) to a tax, assessment or governmental charge that is imposed otherwise than by withholding by Ford Credit or a paying agent from the payment;

(5) to a tax, assessment or governmental charge that is imposed or withheld solely by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(6) to an estate, inheritance, gift, sales, excise, transfer, wealth or personal property tax or a similar tax, assessment or governmental charge;

(7) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by any other paying agent; or

(8) in the case of any combination of items (1), (2), (3), (4), (5), (6) and (7).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading “Payment of Additional Amounts” and under the heading “Description of Notes — Redemption”, Ford Credit shall not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

      As used under this heading “Payment of Additional Amounts” and under the headings “Description of Notes — Redemption”, “Certain United States Tax Documentation Requirements” and “United States Taxation of Non-United States Persons” the term “United States” means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction, “United States person” means any individual who is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, any estate the income of which is subject to United States federal income taxation regardless of its source or any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. A “non-United States person” means a person who is not a United States person.

Redemption

      If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein), or any change in, or amendments to, official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after October 22, 2001, Ford Credit becomes or will become obligated to pay additional amounts with respect to any Notes as described herein under the heading “Payment of Additional Amounts” or (b) any act is taken by a taxing authority of the United States on or after October 22, 2001, whether or not such act is taken with respect to Ford Credit or any affiliate, that results in a substantial probability that Ford Credit will or may be required to pay such additional amounts, then Ford Credit may, at its option, redeem, as a whole, but not in part, such series of Notes on not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, together with interest accrued thereon to the date fixed for redemption; provided that Ford Credit determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, not including substitution of the obligor under such series of Notes. No redemption pursuant to (b) above may be made unless Ford Credit shall have received an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that it will or may be required to pay the additional amounts described herein under the heading “Payment of Additional Amounts” and Ford Credit shall have delivered to the Trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Ford Credit is entitled to redeem such Notes pursuant to their terms.

Further Issues

      With respect to either series of the Notes, Ford Credit may without the consent of the holders of such Notes, create and issue additional notes ranking pari passu with such Notes in all respects (or in all respects except for the first payment of interest thereon and the issue price), so that such further notes would be consolidated with and form a single series with such Notes and would have the same terms as to status, redemption or otherwise as such Notes. No additional notes of either series may be issued if an Event of Default has occurred with respect to such series.

Notices

      Notices to holders of the Notes will be published in Authorized Newspapers in The City of New York, in London, and, so long as such Notes are listed on the Luxembourg Stock Exchange, in Luxembourg and on the Singapore Exchange Securities Trading Limited, in Singapore. It is expected that publication will be made in The City of New York in The Wall Street Journal (Eastern Edition), in London in the Financial Times, in Luxembourg in the Luxemburger Wort and in Singapore in the Business Times. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication.

Applicable Law and Service of Process

      The Notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York. Ford Credit has designated CT Corporation System in New York City as its authorized agent to receive service of process in the State of New York.

European Union Tax Proposals

      The European Union is currently considering proposals for a new directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments.

CERTAIN UNITED STATES TAX DOCUMENTATION REQUIREMENTS

      A beneficial owner of a Note will generally be subject to the 30% United States federal withholding tax that generally applies to payments of interest on a registered form debt obligation issued by a United States person, unless one of the following steps is taken to obtain an exemption from or reduction of the tax:

      Exemption or reduced rate for non-United States persons, other than non-United States persons that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8BEN). A beneficial owner of a Note that is a non-United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN, provided that either (i) it is entitled to the benefits of an income tax treaty to which the United States is a party (which treaty exempts interest on the Notes received by it from United States withholding tax) or (ii) it is not related to Ford Credit through stock ownership as described in clauses (x)(a) and (b) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax.” In addition, a non-United States partnership holding a Note will be required to provide an IRS Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Exemption for non-United States persons that conduct a trade or business in the United States to which interest on the Notes is effectively connected (IRS Form W-8ECI). A beneficial owner of a Note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States to which interest income on a Note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI.

      Exemption for United States persons (IRS Form W-9). A beneficial owner of a Note that is a United States person can obtain a complete exemption from the withholding tax by providing a properly completed IRS Form W-9.

      United States federal income tax reporting procedure. A beneficial owner of a Note, is required to submit the appropriate IRS Form under applicable procedures to the person through which the owner directly holds the Note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream Luxembourg as the holder of the Note, the IRS Form must be provided to Euroclear or Clearstream Luxembourg, as the case may be. Each other person through which a Note is held must submit, on behalf of the beneficial owner, the IRS Form (or in certain cases a copy thereof) under applicable procedures to the person through which it holds the Note, until the IRS Form is received by the United States person who would otherwise be required to withhold United States federal income tax from interest on the Note. For example, in the case of Notes held through Euroclear or Clearstream Luxembourg, the IRS Form (or a copy thereof) must be received by the U.S. Depositary of such clearing agency. Applicable procedures include additional certification requirements, described in clause (x)(c)(B) of Paragraph (i) under “United States Taxation of Non-United States Persons — Income and Withholding Tax”, if a beneficial owner of the Note provides an IRS Form W-8BEN to a securities clearing organization, bank or other financial institution that holds the Note on its behalf.

      Each holder of a Note should be aware that if it does not properly provide the required IRS form, or if the IRS form (or, if permissible, a copy of such form) is not properly transmitted to and received by the United States person otherwise required to withhold United States federal income tax, interest on the Note may be subject to United States withholding tax at a 30% rate and the holder (including the beneficial owner) will not be entitled to any additional amounts from Ford Credit described under the heading “Description of Notes — Payment of Additional Amounts” with respect to such tax. Such tax, however, may in certain circumstances be allowed as a refund or as a credit against such holder’s United States federal income tax. The foregoing does not deal with all aspects of federal income tax withholding that may be relevant to foreign holders of the Notes. Investors are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of Notes.

UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

Income and Withholding Tax

      In the opinion of Shearman & Sterling, special tax counsel to Ford Credit, and counsel for the Underwriters, under United States federal tax law as of the date of this Prospectus Supplement, and subject to the discussion of backup withholding below:

(i) payments of principal and interest on a Note that is beneficially owned by a non-United States person will not be subject to United States federal withholding tax; provided, that in the case of interest, (x) (a) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote, (b) the beneficial owner is not a controlled foreign corporation that is related, directly or indirectly, to Ford Credit through stock ownership, and (c) either (A) the beneficial owner of the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that it is not a United States person and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the Note certifies to the person otherwise required to withhold United States federal income tax from such interest, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof; (y) the beneficial owner is entitled to the benefits of an income tax treaty under which the interest is exempt from United States federal withholding tax and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8BEN claiming the exemption; or (z) the beneficial owner conducts a trade or business in the United States to which the interest is effectively connected and the beneficial owner of the Note or such owner’s agent provides an IRS Form W-8ECI; provided that in each such case, the relevant certification or IRS Form is delivered pursuant to applicable procedures and is properly transmitted to the person otherwise required to withhold United States federal income tax, and none of the persons receiving the relevant certification or IRS Form has actual knowledge that the certification or any statement on the IRS Form is false;

(ii) a non-United States person will not be subject to United States federal income or withholding tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with the beneficial owner’s trade or business in the United States or, in the case of an individual, the holder is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(iii) a Note owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual’s death if the individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Ford Credit entitled to vote and the income on the Note would not have been effectively connected with a U.S. trade or business of the individual.

      If a beneficial owner or holder of a Note is a non-United States partnership, the non-United States partnership will be required to provide an IRS Form W-8IMY, and unless it has entered into a withholding agreement with the IRS, to attach an appropriate certification obtained from each of its partners.

      Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a non-United States person, although exempt from United States withholding tax, may be subject to United States income tax as if such interest was earned by a United States person.

Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to certain payments of principal and interest made on a Note and the proceeds of the sale of a Note within the United States to non-corporate holders of the Notes, and “backup withholding” (currently at a rate of 30%) will apply to such payments if the holder fails to provide an accurate taxpayer identification number in the manner required or to report all interest and dividends required to be shown on its federal income tax returns.

      Information reporting on IRS Form 1099 and backup withholding will not apply to payments made by Ford Credit or a paying agent to a non-United States person on a Note if, in the case of interest, the IRS Form described in clause (y) or (z) in Paragraph (i) under “Income and Withholding Tax” has been provided under applicable procedures, or, in the case of interest or principal, the certification described in clause (x)(c) in Paragraph (i) under “Income and Withholding Tax” and a certification that the beneficial owner satisfies certain other conditions have been supplied under applicable procedures, provided that the payor does not have actual knowledge that the certifications are incorrect.

      Payments of the proceeds from the sale of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, a foreign partnership with specific connections to the United States, or, a United States branch of a foreign bank or foreign insurance company, information reporting may apply to such payments. Payments of the proceeds from the sale of a Note to or through the United States office of a broker are subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is a non-United States person and that it satisfies certain other conditions or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder’s United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

      Interest on a Note that is beneficially owned by a non-United States person will be reported annually on IRS Form 1042S, which must be filed with the Internal Revenue Service and furnished to such beneficial owner.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business primarily consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

      The mailing address of Ford Credit’s executive offices is One American Road, Dearborn, Michigan 48126, United States of America. The telephone number of such offices is (313) 322-3000.

FORD MOTOR CREDIT COMPANY AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

(dollar amounts in millions)

	Years Ended or at December 31

	2001	2000	1999

Income Statement Data

Total revenue	$25,450.5	$23,605.7	$20,359.7

Interest expense	8,951.2	8,970.1	7,193.4

Provision for credit losses	3,355.3	1,670.8	1,166.4

Income before income taxes	1,507.5	2,495.0	2,103.8

Net income	838.5	1,536.5	1,261.1

Cash dividends	(400.0)	(119.7)	(2,317.0)

Memo:

Net credit losses*	$2,111.2	$1,297.2	$999.7

As percentage of average net finance receivables outstanding*	1.35%	0.84%	0.74%

Balance Sheet Data

Net investment, operating leases	$39,334.9	$38,536.6	$32,838.2

Finance receivables, net	$109,701.4	$122,658.8	$108,753.8

Capital

Short-term debt	$22,717.7	$50,129.9	$49,847.7

Long-term debt (including current portion)	123,626.0	96,164.8	83,226.0

Stockholder’s equity	11,983.8	12,186.6	10,924.1

Total capital	$158,327.5	$158,481.3	$143,997.8

* Includes net investment in operating leases.

      All financial results included in this Offering Circular for the year ended December 31, 2001, are unaudited.

Fourth Quarter 2001 Results of Operations

      In the fourth quarter of 2001, Ford Credit incurred a loss of $297 million, down $707 million from the fourth quarter of 2000. These results include unusual charges of $204 million relating to strategic partnering actions in Brazil, government initiatives in Argentina related to currency devaluation and consumer debt, and voluntary employee separation costs in North America. The results also include a charge of $99 million due to the ongoing impact of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133 (Accounting for Derivative Instruments and Hedging Activities) (“SFAS 133”). Excluding the effects of these charges, which total $303 million, net income for the fourth quarter of 2001 was $6 million, down $404 million from a year ago. The year-over-year reduction was more than accounted for by a higher provision for credit losses.

Full-Year 2001 Results of Operations

      Ford Credit reported earnings of $839 million in 2001, down $697 million or 45% from 2000. These results include the unusual charges of $204 million referred to above in the fourth quarter discussion, as well as the ongoing impact of SFAS 133 ($157 million). Together, these charges reduced net income by $361 million in 2001.

      Excluding the unusual charges, full-year earnings were $1.2 billion, $336 million lower than in 2000. After-tax return on average equity was 9.5% in 2001, compared with 13.1% in

2000. Lower earnings in 2001 were primarily a result of a higher provision for credit losses, offset partially by favorable retail financing volumes, margins, and investment and other income. The higher provision for credit losses was in response to significant weakening of economic conditions in the United States. The higher investment and other income resulted from gains on the sale of receivables and higher interest income on retained assets related to securitization transactions. Compared with 2000, Ford Credit increased the use of securitization as a cost-effective source of funds and, coupled with a falling interest rate environment, reported higher gains on the sale of receivables.

      Total owned receivables for Ford Credit were $149 billion on December 31, 2001, compared with $161 billion a year earlier. The reduction reflects higher sale of receivables in securitization transactions. Managed receivables were $208 billion, compared with $190 billion a year earlier.

      Ford Credit’s retail financing share of all new cars and light trucks sold by Ford, Lincoln, and Mercury dealers in the United States was 54% in 2001, compared with 51% in 2000. In the United States, Ford Credit acquired 3.8 million retail financing contracts in 2001, an increase of 300,000 contracts compared with the 2000 total of 3.5 million. Ford Credit’s retail financing share of all new vehicles sold by Ford dealers in Europe was 37%, compared to 32% in 2000. Retail contract volumes in Europe increased to 988,000, compared to 795,000 contracts in 2000.

      Ford Credit provided wholesale financing for 84% of Ford, Lincoln, and Mercury factory sales in the United States, unchanged from 2000. Wholesale financing for Ford factory sales in Europe was 97% in 2001, unchanged from 2000.

Liquidity and Capital Resources

      Ford Credit relies heavily on its ability to raise substantial amounts of funds. These funds are obtained primarily by sales of commercial paper, the issuance of term debt and, in the case of FCE Bank plc, certificates of deposit. Funds are also provided by retained earnings and sales of receivables. The level of funds can be affected by certain transactions with Ford, such as capital contributions, interest supplements and other support costs from Ford for vehicles financed and leased by Ford Credit under Ford-sponsored special financing and leasing programs, and dividend payments, and the timing of payments for the financing of dealers’ wholesale inventories and for income taxes. Ford Credit’s ability to obtain funds is affected by its debt ratings, which are closely related to the outlook for, and financial condition of, Ford, and the nature and availability of support facilities. For additional information regarding liquidity and capital resources, see Item 1 — Business — “Business of Ford Credit — Borrowings and Other Sources of Funds” in the Ford Credit 2000 10-K Report and see the First Quarter 10-Q Report, the Second Quarter 10-Q Report and the Third Quarter 10-Q Report. For additional information regarding Ford Credit’s association with Ford, see Item 1 — Business — “Certain Transactions with Ford and Affiliates” in the Ford Credit 2000 10-K Report. Also see “Financial Review of Ford — Liquidity and Capital Resources — Ford — Financial Services Sector” below.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s second-largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      Ford’s business is divided into two business sectors: the Automotive sector and the Financial Services sector. Ford manages these sectors as three primary operating segments described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Credit	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

SELECTED FINANCIAL AND OTHER DATA OF FORD

      The following table sets forth selected financial data and other data concerning Ford:

	Years Ended or at December 31*

	2001	2000	1999	1998	1997	1996

	(in millions except per share and unit sales amounts)

Consolidated Statement of Income Information
Automotive Sector

Sales	$131,528	$141,230	$135,073	$118,017	$121,976	$116,886

Operating income/(loss)	(7,568)	5,232	7,169	5,376	6,060	1,843

Net income/(loss)	(6,267)	3,624	4,986	4,049	4,203	1,271
Financial Services Sector

Revenues	30,884	28,828	25,630	25,524	30,796	29,053

Income before gain on spin-off of The Associates and income taxes	1,452	2,967	2,579	2,483	3,857	4,222

Gain on spin-off of The Associates	—	—	—	15,955	—	—

Income before income taxes	1,452	2,967	2,579	18,438	3,857	4,222

Net income	814	1,786	1,516	17,319	2,206	2,791
Discontinued Operations

Income from Discontinued Operations	—	309	735	703	511	384

Loss on spin-off of Discontinued Operations	—	(2,252)

Total Company Net income/(loss)	(5,453)	3,467	7,237	22,071	6,920	4,446
Total Company Data Per Share of Common and Class B Stock After Preferred Stock Dividends

Basic EPS — Continuing Operations	(3.02)	3.66	5.38	17.59	5.32	3.40

Basic EPS — Net Income	(3.02)	2.34	5.99	18.17	5.75	3.73

Diluted EPS — Continuing Operations	(3.02)	3.59	5.26	17.19	5.20	3.32

Diluted EPS — Net Income	(3.02)	2.30	5.86	17.76	5.62	3.64

Consolidated Balance Sheet Information
Automotive

Total assets	88,319	94,312	99,201	83,911	80,339	75,008

Debt Payable within one year	302	277	1,338	1,007	1,026	1,614

Long-term debt — noncurrent portion	13,492	11,769	10,398	8,589	6,964	6,385
Financial Services

Total assets	188,224	189,078	171,048	148,801	194,018	183,209

Debt	153,543	153,510	139,919	122,324	160,071	150,205
Total Ford

Total assets	276,543	283,390	270,249	232,712	274,357	258,217

Debt	167,337	165,556	151,655	131,920	168,061	158,204

Stockholders’ equity	7,786	18,610	27,604	23,434	30,787	26,765

Other Data
Total Ford

Cash dividends	1.05	1.80	1.88	1.72	1.645	1.47

Capital expenditures	7,008	8,348	7,659	7,757	7,800	7,683

Depreciation & Amortization	19,750	15,949	14,542	13,903	13,194	12,791

Worldwide vehicle unit sales of cars and trucks (in thousands)	6,991	7,424	7,220	6,823	6,947	6,653

*	As a result of the spin-off of Visteon on June 28, 2000, Ford’s consolidated balance sheet and consolidated statements of income and cash flows for the years shown above were restated to reflect Visteon as a discontinued operation.

FINANCIAL REVIEW OF FORD

Fourth Quarter 2001 Results of Operations

      Ford’s worldwide losses, including charges of $4,106 million primarily related to its Revitalization Plan discussed below under “Recent Developments — Revitalization Plan”, were $5,068 million in the fourth quarter of 2001, or $2.81 per diluted share of Common and Class B Stock. In the fourth quarter of 2000, earnings were $1,077 million (including one time charges of $133 million), or $0.57 per diluted share. Worldwide sales and revenues were $41.2 billion in the fourth quarter of 2001, down $1.4 billion, reflecting primarily lower vehicle sales in North America, partially offset by higher vehicle sales in Europe. Unit sales of cars and trucks were 1,808,000 units, down 32,000 units, reflecting primarily lower market share in the United States, partially offset by higher market share in Europe.

      Results of Ford’s operations by business sector for the fourth quarter of 2001 and 2000 are shown below (in millions):

	Fourth Quarter Net Income/(Loss)

			2001
			Over/(Under)
	2001	2000	2000

Automotive sector	$(4,708)	$629	$(5,337)

Financial Services sector	(360)	448	(808)

Total Company net income/(loss)	$(5,068)	$1,077	$(6,145)

      Following an extensive review of Ford’s North and South American operations, on January 11, 2002 Ford announced the operating and financial goals of its Revitalization Plan. Ford expects to achieve these goals by mid-decade. The pre-tax impact of the Revitalization Plan and other fourth quarter charges include (in billions):

Fixed-asset impairments

North America	$3.1

South America	0.7

Total fixed-asset impairments	$3.8

Precious metals	1.0

Personnel (primarily North America salaried)	0.6

All other	0.3

Total pre-tax charges	$5.7

Memo: After-tax effect of charges	$4.1

      This substantially non-cash charge included $3.9 billion and $204 million for the Automotive sector and the Financial Services sector, respectively. The Automotive-related charge included asset impairment charges, write-down of precious metals and forward contracts related thereto, voluntary employee separation costs and other charges, such as an accounting charge for Mazda pension expense and the impact of the devaluation of the Argentine peso. The asset impairment charge reflected the write-down of certain long-lived assets. The precious metals write-down, substantially all of which related to Ford’s North American Automotive operations, resulted from the combined effect of a decline in the market prices for the metals and the development of new technology that reduces the amount of metal needed in the production of catalytic converters and other supply and anticipated usage-related factors.

      Ford expects that the effects of its Revitalization Plan will improve Ford’s pre-tax operating results to $7 billion annually, an improvement of $9 billion, by mid-decade. This expectation is based on assumptions for the U.S. market with respect to industry sales, Ford-brand market share and net pricing for 2003 and beyond of 16 million units annually, a 19% market share and negative net pricing, respectively.

Automotive Sector

      Worldwide losses for Ford’s Automotive sector were $4,708 million in the fourth quarter of 2001 on sales of $33.8 billion. Earnings in the fourth quarter of 2000 were $629 million on sales of $35.1 billion.

      Details of Ford’s Automotive sector earnings for the fourth quarter of 2001 and 2000 are shown below (in millions):

	Fourth Quarter
	Net Income/(Loss)

			2001
			Over/(Under)
	2001	2000	2000

North American Automotive	$(4,068)	$607	$(4,675)
Automotive Outside North America

— Europe	61	33	28

— South America	(598)	(31)	(567)

— Rest of World	(103)	20	(123)

Total Automotive Outside North America	(640)	22	(662)

Total Automotive sector	$(4,708)	$629	$(5,337)

      The decrease in Ford’s fourth quarter Automotive sector earnings in North America reflected primarily asset impairments and the other charges outlined above, lower vehicle unit sales volumes, significantly increased marketing costs (16.7% of sales compared to 10.7% a year ago), and an increase in warranty and other costs associated with customer satisfaction initiatives.

      The improved fourth quarter results in Europe reflected an increase in vehicle unit sales and the benefits of last year’s restructuring actions. The decline in South America reflected primarily asset impairments related to the Revitalization Plan and other charges and lower operating results due to a weaker currency in Brazil, the devaluation of the Argentine peso and lower industry volumes in Brazil and Argentina.

Financial Services Sector

      Details of Ford’s Financial Services sector earnings are shown below (in millions):

	Fourth Quarter
	Net Income/(Loss)

			2001
			Over/(Under)
	2001	2000	2000

Ford Credit	$(297)	$410	$(707)

Hertz	(58)	56	(114)

Minority interests and other	(5)	(18)	13

Total Financial Services sector	$(360)	$448	$(808)

      For a discussion of Ford Credit’s results of operations in the fourth quarter of 2001, see “Ford Motor Credit Company and Consolidated Subsidiaries — Fourth Quarter 2001 Results of Operations.”

      Losses at Hertz in the fourth quarter of 2001 were $58 million, compared with earnings of $56 million a year ago. The profit decline reflected a slowing U.S. economy with particular impact on U.S. car rental operations, as well as an increased competitive pricing environment in all Hertz business units.

Full-Year 2001 Results of Operations

      Ford’s worldwide sales and revenues were $162.4 billion in 2001, down $7.7 billion from 2000, reflecting primarily lower vehicle sales in North America, partially offset by higher vehicle sales in Europe. Ford sold 6,991,000 cars and trucks in 2001, down 433,000 units, reflecting primarily lower market share in the United States, partially offset by higher market share in Europe.

      Results of Ford’s operations by business sector for 2001, 2000, and 1999 are shown below (in millions):

	Net Income/(Loss)

	2001	2000	1999

Automotive sector	$(6,267)	$3,624	$4,986

Financial Services sector	814	1,786	1,516

Income from continuing operations	$(5,453)	$5,410	$6,502

Income from discontinued operation*	—	309	735

Loss on spin-off of discontinued operation	—	(2,252)	—

Total Ford net income	$(5,453)	$3,467	$7,237

*	Visteon Corporation, Ford’s former automotive components subsidiary, was spun off to Ford common and Class B stockholders on June 28, 2000.

      The following unusual items were included in Ford’s 2001, 2000, and 1999 income from continuing operations (in millions):

	Automotive Sector

				Rest	Total	Financial
	North		South	of	Auto	Services
	America	Europe	America	World	Sector	Sector

2001

Derivative Instruments (SFAS No. 133) transition adjustment and ongoing effects	$(95)				$(95)	$(157)

Mazda restructuring actions in the second quarter				$(114)	(114)

Write down of E-commerce and Automotive-related ventures in the third quarter	(199)				(199)

Revitalization Plan and other fourth quarter charges (includes portion of SFAS No. 133)	(3,149)		$(552)	(201)	(3,902)	(204)

Total 2001 unusual items	$(3,443)	$—	$(552)	$(315)	$(4,310)	$(361)

2000

Asset impairment and restructuring costs for Ford brand operations in Europe in the second quarter		$(1,019)			$(1,019)

Inventory-related profit reduction for Land Rover in the third quarter	$(13)	(76)		$(17)	(106)

Write-down of assets associated with the Nemak joint venture in the fourth quarter	(133)				(133)

Total 2000 unusual items	$(146)	$(1,095)	$—	$(17)	$(1,258)	$—

1999

Gain from the sale of Ford’s interest in AutoEuropa to Volkswagen AG in the first quarter		$165			$165

Inventory-related profit reduction for Volvo Car in the second quarter	$(16)	(125)		$(5)	(146)

Visteon-related postretirement adjustment in the third quarter (incl. in Total Auto sector)					(125)

Employee separation costs in the third quarter	(79)				(79)	$(23)

Lump-sum payments relating to ratification of the 1999 United Auto Workers and Canadian Auto Workers contracts in the fourth quarter	(80)				(80)

Total 1999 unusual items	$(175)	$40	$—	$(5)	$(265)	$(23)

      Excluding these unusual items, losses from continuing operations would have been $782 million in 2001, compared with income from continuing operations of $6,668 million in 2000 and $6,790 million in 1999.

      Ford established and communicated the financial milestones listed below for 2001. Ford’s results against these milestones, excluding the unusual items described above, are listed below.

	2001 Milestone	Actual Result*

Total Company
— Revenue	Grow $5 billion	Declined $8 billion

Automotive
— North America	4%+ return on sales	(2.3)%
— Europe	1%+ return on sales	0.8%
— South America	Improve results	Improved by $12 million
— Rest of World	Achieve profitability	Earned $156 million
— Total Costs	Reduce $1 billion	Increased $1 billion	**
(at constant volume and mix)
— Capital Spending	Contain at $8 billion or less	Spent $6.4 billion

Financial Services
— Ford Credit	Improve returns	Declined 3.6 percentage points
	Grow earnings 10%	Declined 22%

*	Results exclude Visteon and unusual items for both periods

**	Excludes Firestone-related costs

Automotive Sector Results of Operations

      Details of Ford’s Automotive sector earnings from continuing operations for 2001, 2000, and 1999 are shown below (in millions):

	Net Income/(Loss)

	2001	2000	1999

North American Automotive	$(5,597)	$4,886	$5,418
Automotive Outside North America

— Europe	266	(1,130)	50

— South America	(777)	(240)	(444)

— Rest of World	(159)	108	87

Total Automotive Outside North America	(670)	(1,262)	(307)

Visteon-related postretirement adjustment	—	—	(125)

Total Automotive sector	$(6,267)	$3,624	$4,986

2001 Compared with 2000

      Worldwide losses from continuing operations for Ford’s Automotive sector were $6,267 million in 2001 on sales of $131.5 billion, compared with earnings of $3,624 million in 2000 on sales of $141.2 billion. Adjusted for constant volume and mix and excluding unusual items and costs related to the Firestone tire replacement action, Ford’s total costs in the Automotive sector increased $1 billion compared with 2000.

      Ford’s Automotive sector losses from continuing operations in North America were $5,597 million in 2001 on sales of $91.0 billion, compared with earnings of $4,886 million in 2000 on sales of $103.9 billion. The earnings deterioration reflected primarily lower vehicle unit sales volumes, charges associated with the Revitalization Plan discussed below under “Recent Developments — Revitalization Plan” and the other charges outlined above, significantly increased marketing costs, costs associated with the Firestone tire replacement action and increased warranty and other costs associated with customer satisfaction initiatives.

      In 2001, approximately 17.5 million new cars and trucks were sold in the United States, down from 17.8 million units in 2000. Ford’s share of those unit sales was 22.8% in 2001, down 0.9 percentage points from a year ago, due primarily to increased competition resulting from new model entrants into the truck and sport utility vehicle segments, as well as the continued weakness of the Japanese yen, which creates favorable pricing opportunities for Ford’s Japanese competitors. Marketing costs increased to 14.7% of sales, up from 11.1% a year ago, reflecting increased competitive pricing in the form of subsidized financing and leasing programs (such as 0.0% financing during the fourth quarter), cash rebates and other incentive programs.

      Ford’s Automotive sector earnings in Europe were $266 million from continuing operations in 2001, compared with losses of $1,130 million a year ago. The increase reflected the non-recurrence of the 2000 charge related to asset impairments and restructuring, as well as increased vehicle unit sales and the effect on depreciation from last year’s asset impairment and restructuring actions.

      In 2001, approximately 17.8 million new cars and trucks were sold in Ford’s 19 primary European markets, down from 17.9 million units in 2000. Ford’s share of those unit sales was 10.7% in 2001, up 0.8 percentage points from a year ago, reflecting increased sales of new Mondeo and Transit models.

      Automotive sector losses in South America were $777 million from continuing operations in 2001, compared with a loss of $240 million in 2000. The decrease is more than explained by asset impairment charges and the devaluation of the Argentine peso.

      In 2001, approximately 1.6 million new cars and trucks were sold in Brazil, compared with 1.5 million in 2000. Ford’s share of those unit sales was 7.8% in 2001, down 1.3 percentage points from a year ago. The decline in market share reflected new and existing manufacturers aggressively competing for market share.

      Automotive sector losses from continuing operations outside North America, Europe, and South America (“Rest of World”) were $159 million in 2001, compared with earnings of $108 million in 2000. The earnings deterioration reflected Ford’s share of a non-cash charge relating to Mazda’s pension expenses.

      New car and truck sales in Australia, Ford’s largest market in Rest of World, were approximately 773,000 units in 2001, down about 15,000 units from a year ago. In 2001, Ford’s combined car and truck market share in Australia was 13.8%, down 0.6 percentage points from 2000, reflecting primarily share deterioration in the full-size car segment due to continued aggressive competition.

2000 Compared with 1999

      Worldwide earnings from continuing operations for the Automotive sector were $3,624 million in 2000 on sales of $141 billion, compared with $4,986 million in 1999 on sales of $135 billion. The decrease in earnings reflects asset impairments and restructuring charges in Europe and lower earnings in North America, offset partially by improved results in South America. Adjusted for constant volume and mix, total costs in the Automotive sector declined $500 million compared with 1999.

      Automotive sector earnings from continuing operations in North America were $4,886 million in 2000 on sales of $103.9 billion, compared with $5,418 million in 1999 on sales of $99.2 billion. The earnings deterioration reflects primarily costs associated with the Firestone tire recall and higher warranty costs related to our 3.8 liter engine, offset partially by increased volume. The after-tax return on sales for Ford’s Automotive sector in North America was 4.8% in 2000, down 0.7 percentage points from 1999.

      In 2000, approximately 17.8 million new cars and trucks were sold in the United States, up from 17.4 million units in 1999. The Ford share of those unit sales was 23.7% in 2000, down 0.1 percentage points from a year ago.

      Automotive sector losses in Europe were $1,130 million from continuing operations in 2000, compared with earnings of $50 million a year ago. The decline reflects primarily the second quarter 2000 charge of $1,019 million related to asset impairment and restructuring costs for Ford brand operations.

      In 2000, approximately 17.8 million new cars and trucks were sold in Ford’s nineteen primary European markets, down from 18.2 million units in 1999. Ford’s share of those unit sales was 10% in 2000, down 0.2 percentage points from a year ago, reflecting primarily an increase in market share related to our acquisitions of Volvo Car and Land Rover, offset by a decrease in market share of Ford brand. The decrease in Ford brand share reflects primarily continued aggressive competition.

      Ford’s Automotive sector in South America lost $240 million from continuing operations in 2000, compared with a loss of $444 million in 1999. The improvement reflects primarily higher vehicle margins resulting from cost reductions and improved product mix and pricing.

      In 2000, approximately 1.5 million new cars and trucks were sold in Brazil, compared with 1.3 million in 1999. Ford’s share of those unit sales was 9.1% in 2000, down 0.6 percentage points from a year ago. The decline in market share reflects increased competition.

      Automotive sector earnings from Ford’s continuing operations in the Rest of World were $108 million in 2000, compared with earnings of $87 million in 1999.

      New car and truck sales in Australia, Ford’s largest market in Rest of World, were approximately 788,000 units in 2000, essentially unchanged from a year ago. In 2000, Ford’s combined car and truck market share in Australia was 15.4%, down 1.1 percentage points from 1999, reflecting primarily strong competitive pressures.

Financial Services Sector Results of Operations

      Earnings of Ford’s Financial Services sector consist primarily of two segments, Ford Credit and Hertz. Details of Ford’s Financial Services sector earnings for 2001, 2000, and 1999 are shown below (in millions):

	Net Income/(Loss)

	2001	2000	1999

Ford Credit	$839	$1,536	$1,261

Hertz	23	358	336

Minority interests and other	(48)	(108)	(81)

Total Financial Services sector	$814	$1,786	$1,516

2001 Compared with 2000

      For a discussion of Ford Credit’s results of operations in 2001, see “Ford Motor Credit Company and Consolidated Subsidiaries — Full-Year 2001 Results of Operations.”

      Earnings at Hertz in 2001 were $23 million. In 2000, Hertz had earnings of $358 million. The decrease in earnings reflected a slowing U.S. economy with particular impact on U.S. car rental, as well as an increased competitive pricing environment in all Hertz business units.

2000 Compared with 1999

      Ford Credit’s consolidated net income in 2000 was $1,536 million, up $275 million or 22% from 1999. Compared with 1999, the increase in earnings reflects primarily improved net financing margins and a higher level of receivables, offset partially by higher credit losses and operating costs.

      Earnings at Hertz in 2000 were $358 million. In 1999, Hertz had earnings of $336 million. The increase in earnings reflects primarily strong volume-related performance, offset partially by downward pricing pressure and higher interest costs.

Liquidity and Capital Resources — Ford

Automotive Sector

      At December 31, 2001, Ford’s Automotive sector had $15 billion of cash and marketable securities, down $1.5 billion from December 31, 2000, which is more than explained by cash outlays for the final payment for Volvo Car Corporation ($1.6 billion), dividend payments ($1.9 billion), share repurchases ($1.1 billion), and Ford’s acquisition of the minority interest in Hertz ($735 million). In addition, Ford has pre-funded certain employee health benefit obligations in a Voluntary Employee Beneficiary Association trust totaling $2.7 billion at December 31, 2001.

      In 2001, Ford spent $6.4 billion for capital goods, such as machinery, equipment, tooling, and facilities, used in the Automotive sector. This was down $1.0 billion from 2000, reflecting primarily a reduced number of product introductions. Capital expenditures were 4.8% of sales in 2001, down 0.4% from a year ago.

      Stockholders’ equity was $7.8 billion at December 31, 2001, down $10.8 billion compared with December 31, 2000. This decrease reflected primarily net losses of $5.5 billion, dividend payments of $1.9 billion, foreign currency translation adjustments of $1.2 billion, and net loss on derivative financial instruments (SFAS No. 133) of $1.1 billion.

      At December 31, 2001, Ford’s Automotive sector had total debt of $13.8 billion, up $1.8 billion from a year ago. The weighted average maturity of this debt is approximately 28 years.

      At December 31, 2001, the Automotive sector had $8.6 billion of contractually committed credit agreements with various banks; 87.4% of this amount is available through June 30, 2006. Ford also has the ability to transfer, on a non-guaranteed basis, $8.0 billion of these credit lines to Ford Credit and FCE Bank plc.

Financial Services Sector

      At December 31, 2001, Ford’s Financial Services sector had cash and marketable securities totaling $3.8 billion, up $1.5 billion from December 31, 2000, primarily reflecting the pre-funding of commercial paper maturities.

      Finance receivables and net investment in operating leases were $159.2 billion at December 31, 2001, down $12.6 billion from December 31, 2000, reflecting increased use of sales of receivables as a cost effective source of funds.

      Total debt was $153.5 billion at December 31, 2001, about equal to last year. Outstanding commercial paper at December 31, 2001 totaled $15.7 billion at Ford Credit and $449 million at Hertz, with an average remaining maturity of 48 days and 35 days, respectively.

      Dividends totaling $400 million were paid from Ford Credit to Ford in 2001, up $130 million from 2000. However, no dividend payments were made in the fourth quarter 2001. Additionally, in January 2002, $700 million of cash was contributed to Ford Credit as additional equity, which lowered Ford Credit’s debt-to-equity ratio to 14 to 1 on a “managed” basis (that is, treating as debt the outstanding principal of sold receivables that Ford Credit manages).

      At December 31, 2001, various subsidiaries of the Financial Services sector had $16.9 billion of contractually committed support facilities; 49.3% of this amount is available through June 30, 2006 and $1 billion was in use (primarily by Ford affiliates outside of the U.S. and Europe). In addition, banks provide $12.5 billion of facilities to support Ford Credit’s asset-backed commercial paper program.

      Ford Credit also has entered into agreements with several bank-sponsored, commercial paper issuers (“conduits”). Under these agreements such conduits are contractually committed to purchase from Ford Credit, at Ford Credit’s option, up to an aggregate of $12.4 billion of receivables. These agreements have varying maturity dates between June 27, 2002 and December 12, 2002. As of December 31, 2001, approximately $5.6 billion of these conduit commitments have been utilized.

      In October 2001, the Ford board of directors declared a fourth quarter 2001 dividend on Ford’s common and Class B stock of $0.15 per share, which represented a 50% reduction from the $0.30 per share dividend that had been paid since the fourth quarter of 2000. On January 11, 2002, the Ford board of directors further reduced the quarterly dividend on common and Class B stock by declaring a first quarter 2002 dividend of $0.10 per share, which represented a 33% reduction from the fourth quarter 2001 dividend. These dividend reductions will yield cash savings of nearly $1.5 billion annually.

      On October 18, 2001, Moody’s Investors Service (“Moody’s”) affirmed Ford Credit’s long- and short-term debt ratings at A2 and Prime-1, respectively, and lowered Ford’s long-term debt rating from A2 to A3. Moody’s stated that the outlook for the ratings is negative. On October 15, 2001, Standard & Poor’s lowered Ford’s and Ford Credit’s long-term debt rating from A to BBB+, stable outlook, and lowered short-term debt ratings from A-1 to A-2. On September 26, 2001, Fitch, Inc. announced that it had downgraded the long-term credit ratings of Ford, Ford Credit and certain of their affiliates from A+ to A- and lowered short-term debt ratings from F1 to F2.

      On January 11, 2002, Fitch announced that it had further downgraded the long-term debt ratings of Ford, Ford Credit and certain of their affiliates from A- to BBB+. Fitch stated that the outlook for the rating is negative. On January 11, 2002, Standard and Poor’s affirmed Ford, Ford Credit and affiliates’ ratings, but announced that its credit outlook for Ford, Ford Credit and affiliates has changed from stable to negative. On January 16, 2002, Moody’s announced that it lowered the long-term debt ratings of Ford to Baa1 from A3 and of Ford Credit to A3 from A2. It also lowered Ford Credit’s short-term debt rating to Prime-2 from Prime-1.

Hertz Purchase

      In March 2001, through a tender offer and a merger transaction, Ford acquired (for a total price of about $735 million) the common stock of Hertz that it did not own, which represented about 18% of the economic interest in Hertz. As a result, Hertz has become an indirect, wholly-owned subsidiary.

New Accounting Standard

      On January 1, 2002, Ford adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill and certain intangible assets will no longer be amortized, but will be subject to an annual impairment test. As of December 31, 2001, net goodwill and intangible assets, having various amortization periods, was $8.4 billion. Although Ford is currently assessing the impact of this standard on its financial statements, Ford expects its annual amortization expense to be reduced by approximately $300 million.

Outlook

      Ford’s outlook for car and truck (including heavy trucks) industry sales in 2002 in its major markets is as follows:

United States	—	approximately 15.5 million units, compared with the 17.5 million units sold in 2001
Europe	—	approximately 16.9 million units, compared with the 17.8 million units sold in 2001 (both figures based on 19 markets)
Brazil	—	approximately 1.4 million units, compared with the 1.6 million units sold in 2001
Australia	—	approximately 790,000 units, compared with the 773,000 units sold in 2001

      Based on these and other assumptions (e.g., assumptions regarding market share in the U.S., which is expected to be up slightly due to increased sales of luxury vehicles in 2002, and marketing costs, which are expected to be slightly higher in 2002), Ford expects 2002 earnings to be about breakeven, with the Automotive sector incurring significant losses and the Financial Services sector providing offsetting profits. In addition, Ford expects operating cash flow for the Automotive sector (defined primarily as profit after tax payments, capital spending net of depreciation and amortization, dividends to shareholders and changes in working capital) to be negative in 2002. Similar to the improvements in cost and the other expected benefits of the Revitalization Plan, Ford expects to achieve meaningful improvements in operating cash flow by mid-decade.

2002 Financial Milestones

      Ford has set and communicated certain financial milestones for 2002. While Ford hopes to achieve these goals, they should not be interpreted as projections, expectations or forecasts of 2002 results. The financial milestones for 2002 are as follows:

2002 Milestone

Restructuring Priorities
Communicate/ Implement Plans	Report on progress
Quality (U.S.)	Improve J.D. Power Initial Quality Survey
Capacity utilization (North America)	Improve by 10%
Non-product-related cost	Reduce by $2 billion
Divest non-core operations	$1 billion cash realization

Financial Results
Corporate
Pretax operating earnings	Positive
Capital spending	$7 billion
Europe	Improve results
South America	Improve results

Risk Factors

      Statements included or incorporated by reference herein may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These

statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated; including, without limitation:

•	Increasing price competition in the United States and Europe resulting from industry overcapacity, currency fluctuations or other factors

•	A significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth or other factors

•	Lower-than-anticipated market acceptance of new or existing products

•	Currency or commodity price fluctuations

•	Disruption of the availability of fuel

•	A market shift from truck sales in the United States

•	Lower-than-anticipated residual values for leased vehicles

•	A credit rating downgrade

•	Labor or other constraints on our ability to restructure our business

•	Work stoppages at key Ford or supplier facilities

•	Increased safety, emissions or other regulation resulting in higher costs and/or sales restrictions

•	The discovery of defects in vehicles resulting in recall campaigns, increased warranty costs or litigation

•	Insufficient credit loss reserves, and

•	Inability to implement the Revitalization Plan

Recent Developments

Revitalization Plan

      On January 11, 2002, Ford announced a revitalization plan (the “Revitalization Plan”) that includes the following elements:

•	New products: A product-led revitalization program which will result in the introduction of 20 new or freshened products in the United States annually between now and mid-decade.

•	Plant capacity: Reduction of North American plant manufacturing operating capacity by about one million units by mid-decade to realign capacity with market conditions.

•	Hourly workforce: About 12,000 hourly employees in North America are affected by the actions completed in December 2001 or to be taken throughout 2002 and beyond. An additional 3,000 hourly employees were affected in 2001. Plans are being made to reassign as many plant employees as possible.

•	Salaried workforce: Last year’s voluntary separation program for salaried employees and other related actions resulted in a 3,500-person workforce reduction in North America. This program will be extended to achieve an additional 1,500-person salaried workforce reduction to reach the goal of 5,000. If necessary to meet this goal, an involuntary separation program will be used.

•	Global workforce: More than 35,000 employees will be affected by combined actions around the world by mid-decade. These include: 21,500 in North America — 15,000 hourly, 5,000 salaried and 1,500 agency employees — and 13,500 in the rest of the world.

•	Material costs: A material cost-reduction program has been initiated with North American suppliers which shares design savings, with Ford receiving 65% of implemented cost reductions and suppliers receiving 35% in the first year. Designs will be developed that will help improve Ford products and overall quality. This program, along with other material cost reduction efforts, is expected to improve Ford’s ongoing annual profits before taxes by $3 billion by mid-decade.

•	Discontinued low-margin models: The Mercury Cougar, Mercury Villager, Lincoln Continental and Ford Escort will be discontinued.

•	Beyond North America: Revitalization plans beyond North American automotive operations include the continued implementation of the European Transformation Strategy, the Premier Automotive Group strategy, the turnaround in South America and a revised direction for Ford Financial.

•	Divestitures: Ford is pursuing the sale of non-core assets and businesses. This plan includes $1 billion of cash realization from these actions in 2002.

•	Dividend: Ford’s annual common stock and Class B stock dividend will be reduced from 60 cents a share to 40 cents.

      Manufacturing plans over the next several years include: 1) closing five plants: Edison Assembly, Ontario Truck Plant, St. Louis Assembly, Cleveland Aluminum Casting and Vulcan Forge; 2) no new products have been identified for two plants: Ohio Assembly and Cuautitlan Assembly; 3) pursuing the sale of Woodhaven Forging Plant; 4) major downsizing and shift reductions at eleven plants; and 5) line speed reductions and changes to operating patterns at nine plants.

     Offering of securities

      On January 30, 2002, Ford completed an offering of $5,000,000,000 of convertible trust preferred securities, the proceeds of which will be used by Ford for general corporate purposes.

INDUSTRY DATA AND MARKET SHARE OF FORD

      The following table shows the U.S. industry retail deliveries of cars and trucks for the periods indicated:

	U.S. Industry Retail Deliveries
	(millions of units)

	Years Ended December 31

	2001	2000	1999	1998	1997	1996

Cars	8.4	8.8	8.7	8.2	8.3	8.6

Trucks	9.1	9.0	8.7	7.8	7.2	6.9

      The following table shows Ford’s U.S. car and truck market shares for the periods indicated:

	Ford U.S. Car and Truck Market Shares

	Years Ended December 31

	2001	2000	1999	1998	1997	1996

Cars	17.7%	19.1%	19.6%	19.2%	19.7%	20.6%

Trucks	27.4	28.2	28.2	30.2	31.1	31.1

UNDERWRITING

      Ford Credit is selling each series of Notes to the Underwriters named below under an Underwriting Agreement dated March 18, 2002 and related Pricing Agreements each dated March 18, 2002. The Underwriters and the amount of Notes each of them has agreed to purchase from Ford Credit are as follows:

Principal Amount of
Underwriters	Five-Year Notes

Banc of America Securities LLC	$300,000,000

HSBC Securities (USA) Inc.	300,000,000

Lehman Brothers Inc.	300,000,000

ABN AMRO Incorporated	20,000,000

Banc One Capital Markets, Inc.	20,000,000

Commerzbank Capital Markets Corp.	20,000,000

Credit Lyonnais Securities (USA) Inc.	20,000,000

First Union Securities, Inc.	20,000,000

Total	$1,000,000,000

Principal Amount of
Underwriters	Ten-Year Notes

Banc of America Securities LLC	$300,000,000

HSBC Securities (USA) Inc.	300,000,000

Lehman Brothers Inc.	300,000,000

ABN AMRO Incorporated	20,000,000

Banc One Capital Markets, Inc.	20,000,000

Commerzbank Capital Markets Corp.	20,000,000

Credit Lyonnais Securities (USA) Inc.	20,000,000

First Union Securities, Inc.	20,000,000

Total	$1,000,000,000

      Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreements, if the Underwriters take any of the Notes of a series, then they are obligated to take and pay for all of the Notes of that series.

      The Underwriters have advised Ford Credit that they propose initially to offer all or part of the Notes directly to retail purchasers at the respective initial public offering prices set forth on the cover page of this Prospectus Supplement, and to certain securities dealers at such price less a concession not in excess of 0.15% and 0.300% of the principal amount of the Five-Year Notes and the Ten-Year Notes, respectively. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.10% and 0.125% of the principal amount of the Five-Year Notes and the Ten-Year Notes, respectively, to certain other dealers. After the Notes are released for sale to the public, the offering price and other selling terms with respect to each series of Notes may from time to time be varied by the Underwriters.

      The Notes are offered for sale in the United States, Europe and Asia.

      Each of the Underwriters has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the accompanying Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will, to the best knowledge and belief of such Underwriter, result in compliance with the applicable laws and regulations thereof and which will not impose any obligations on Ford Credit except as set forth in the Underwriting Agreement and the Pricing Agreements.

      Each Underwriter acknowledges that this Prospectus Supplement and the accompanying Prospectus have not been registered with the Registrar of Companies in Singapore and that the Notes are offered in Singapore pursuant to exemptions invoked under section 106C and 106D of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”). Accordingly, each Underwriter has represented and agreed that the Notes may not be offered or sold, nor may this Prospectus Supplement and accompanying Prospectus or any other offering document or material relating to the Notes be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other body or person specified in section 106C of the Singapore Companies Act, or (2) to a sophisticated investor specified in section 106D of the Singapore Companies Act, or (3) otherwise pursuant to, and in accordance with the conditions of section 106E(2) of the Singapore Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Singapore Companies Act.

      Each of the Underwriters has agreed that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of the Notes in or to residents of Japan or to any persons for reoffering or resale, directly or indirectly, in Japan or to any resident of Japan except pursuant to an exemption from the registration requirements of the Securities and Exchange Law available thereunder and in compliance with the other relevant laws of Japan.

      Each Underwriter has represented and agreed that (a) it has not offered or sold and, prior to the expiration of the period of six months from the closing date for the issue of the Notes, will not offer or sell any Notes to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances which section 21(1) of the FSMA does not apply to Ford Credit, and (c) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

      Each Underwriter has acknowledged that offers and sales of the Notes in Germany are subject to the restrictions provided in the German Securities Prospectus Act (Wertpapier-Verkaufsprospektgesetz); in particular, the Notes may not be offered in Germany by way of public promotion.

      Each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) or otherwise in compliance with any other applicable laws or regulations of The Netherlands.

      Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the relevant issue price set forth on the cover page hereof.

      Ford Credit has been advised by the Underwriters that they intend to make a market in each series of the Notes, but they are not obligated to do so and may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of each series of the Notes. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position with respect to such series of Notes. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover any short position or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of any series of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

      All secondary trading in the Notes will settle in immediately available funds. See “Description of Notes — Global Clearance and Settlement Procedures”.

      Ford Credit has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Ford Credit estimates that it will spend approximately $625,000 for printing, registration fees, rating agency and other expenses related to the offering of the Notes.

      In connection with any transaction on the Singapore Exchange Securities Trading Limited in respect of the Notes, the board lot for the Notes shall be fixed at a face value of not less than US$200,000 per lot for as long as the Notes remain listed on the Singapore Exchange Securities Trading Limited. Ford Credit shall be entitled, from time to time, to fix the board lot for the Notes transacted on the Singapore Exchange Securities Trading Limited at a face value to be determined by Ford Credit provided that the board lot so fixed shall not be less than the face value of US$200,000.

      In the ordinary course of their respective businesses, the Underwriters and their respective affiliates have engaged, and may in the future engage, in commercial banking, general financing and/or investment banking transactions with Ford Credit and certain of its affiliates.

LEGAL OPINIONS

      The legality of the Notes offered by Ford Credit hereby will be passed on for Ford Credit by S.J. Thomas, Esq., Secretary of Ford Credit and Counsel—Corporate of Ford, or other counsel satisfactory to the Underwriters. The legality of the Notes offered hereby will be passed on for the Underwriters by Shearman & Sterling, 599 Lexington Avenue, New York, New York. Ms. Thomas is a full-time employee of Ford, and holds options to purchase shares of common stock of Ford. Shearman & Sterling have in the past provided, and may continue to provide, legal services to Ford and its subsidiaries.

GENERAL INFORMATION

      Application has been made to list each series of the Notes on the Luxembourg Stock Exchange. In connection with the listing application, the Certificates of Incorporation and the By-Laws of Ford Credit and a legal notice relating to the issuance of the Notes have been deposited prior to listing with Greffier en Chef du Tribunal d’Arrondissement de et à Luxembourg, where copies thereof may be obtained upon request. Copies of the above documents together with this Prospectus Supplement, the accompanying Prospectus, the Indenture and Ford Credit’s current Annual and Quarterly Reports, as well as all its future Annual Reports and Quarterly Reports, so long as any of the Notes are outstanding, will be made available for inspection at the main office of DEXIA Banque Internationale à Luxembourg S.A. in Luxembourg. DEXIA Banque Internationale à Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange, Ford Credit and the holders of the Notes. In addition, copies of the Annual Reports and Quarterly Reports of Ford Credit may be obtained free of charge at such office.

      Application has also been made to list each series of the Notes on the Singapore Exchange Securities Trading Limited. So long as any of the Notes remain outstanding, copies of the Indenture, this Prospectus Supplement, the accompanying Prospectus, and the Certificate of Incorporation and By-Laws of Ford Credit will be available for inspection at the offices of The Chase Manhattan Bank, 150 Beach Road, Gateway West, 31st Floor, Singapore 189720. In addition, copies of all documents incorporated in this document by reference and copies of all future annual reports and quarterly reports of Ford Credit may be obtained, free of charge, at the offices of JPMorgan Chase Bank in Singapore.

      The annual financial statements which are incorporated in this Prospectus Supplement and accompanying Prospectus by reference have been audited by PricewaterhouseCoopers LLP (“PwC”), 400 Renaissance Center, Detroit, Michigan 48243, independent accountants, to the extent indicated in their report, and have been so incorporated in reliance upon the report of that firm, given on their authority as experts in accounting and auditing.

      PwC have given and not withdrawn their written consent to the incorporation by reference of their report in this Prospectus Supplement and the accompanying Prospectus; their report is dated February 15, 2002 on Ford Credit’s audited financial statements for the financial year ended December 31, 2001.

      This Prospectus Supplement and accompanying Prospectus, together with the documents incorporated in them by reference, will be available free of charge at the office of DEXIA Banque Internationale à Luxembourg S.A., 69 route d’Esch L-2953, Luxembourg.

      Other than as disclosed or contemplated herein or in the documents incorporated herein by reference, there has been no material adverse change in the financial position of Ford Credit since December 31, 2001.

      Neither Ford Credit nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes and Ford Credit is not aware of any such litigation, arbitration, or administrative proceedings pending or threatened.

      Ford Credit accepts responsibility for the information contained in this Prospectus Supplement and accompanying Prospectus.

      Resolutions relating to the issue and sale of the Notes were adopted by the Board of Directors of Ford Credit on October 28, 1999.

      The Notes have been assigned Euroclear and Clearstream Luxembourg Common Code Numbers, International Security Identification Numbers (ISIN) and CUSIP Numbers as follows:

	Five-Year	Ten-Year
	Notes	Notes

Euroclear and Clearstream Luxembourg Common Code:	013802386	013805032

ISIN:	US345397TX18	US345397TY90

CUSIP:	345397TXI	345397TY9

$40,000,000,000

Ford Motor Credit Company

Senior Debt Securities, Subordinated Debt Securities

and Warrants

FORD CREDIT CAPITAL TRUST I

FORD CREDIT CAPITAL TRUST II
FORD CREDIT CAPITAL TRUST III

Trust Preferred Securities

Guaranteed as set forth herein by

Ford Motor Credit Company

          This prospectus is part of registration statements that we and the Ford Credit Capital Trusts filed with the SEC utilizing a shelf registration process. Under this shelf process, we or, as applicable, the Ford Credit Capital Trusts may, from time to time, sell the following types of securities described in this prospectus in one or more offerings up to a total dollar amount of $40,000,000,000:

•	our debt securities, in one or more series, which may be senior debt securities or subordinated debt securities, in each case consisting of notes, debentures or other unsecured evidences of indebtedness;

•	warrants to purchase debt securities;

•	trust preferred securities issued by one of the Ford Credit Capital Trusts; or

•	any combination of these securities.

      This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

      You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

      Our principal executive offices are located at:

           Ford Motor Credit Company
           One American Road
           Dearborn, Michigan 48126
           313-322-3000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 18, 2002.

  You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

     The securities are not being offered in any jurisdiction where the offer is not permitted.

     You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

i

WHERE YOU CAN FIND MORE INFORMATION

      Ford Motor Credit Company (“Ford Credit”) files annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document Ford Credit files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

      The SEC allows Ford Credit to “incorporate by reference” the information Ford Credit files with the SEC, which means that Ford Credit can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that Ford Credit files later with the SEC will automatically update and supersede the previously filed information. Ford Credit incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of all the securities hereunder has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 2000 (the “2000 10-K Report”).

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (the “First Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (the “Second Quarter 10-Q Report”).

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 (the “Third Quarter 10-Q Report”)

•	Current Reports on Form 8-K dated March 1, 2001, March 2, 2001, March 19, 2001, March 29, 2001, April 3, 2001, April 10, 2001, April 19, 2001, May 1, 2001, May 22, 2001, June 1, 2001, June 12, 2001, July 3, 2001, July 18, 2001, August 1, 2001, August 17, 2001, September 4, 2001, September 14, 2001, October 2, 2001, October 10, 2001, October 17, 2001, October 18, 2001, October 24, 2001, October 30, 2001, November 1, 2001, December 3, 2001, December 5, 2001, January 3, 2002, January 11, 2002, January 17, 2002, February 1, 2002, February 22, 2002 (the “February 22 8-K Report”) and March 1, 2002.

      These reports include information about Ford Motor Company (“Ford”) as well as information about Ford Credit.

      You may request copies of these filings at no cost, by writing or telephoning Ford Credit at the following address:

       Ford Motor Credit Company

       One American Road
       Dearborn, MI 48126
       Attn: Corporate Secretary
       (313) 594-9876

      Each of the Ford Credit Capital Trusts is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than its holding as trust assets our subordinated debt securities and the issuing of the trust preferred securities. Further, 100% of the outstanding voting securities of each of the trusts is or will be owned by us and the preferred securities guarantee that we will issue in connection with any issuance of trust preferred securities by the trusts, together with our obligations under the subordinated debt securities and related agreements and instruments, will constitute a full and unconditional guarantee on a subordinated basis by us of payments due on the trust preferred securities. Accordingly, pursuant to Rule 3-10(b) of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934, no separate financial statements for any of the trusts have been included or incorporated by reference in the registration statements and pursuant to Rule 12h-5 under the Securities Exchange Act of 1934 none of the trusts will be subject to the information reporting requirements of the Securities Exchange Act of 1934.

INFORMATION CONCERNING FORD CREDIT

      Ford Credit was incorporated in Delaware in 1959 and is an indirect wholly-owned subsidiary of Ford. As used herein “Ford Credit” refers to Ford Motor Credit Company and its subsidiaries unless the context otherwise requires.

      Ford Credit and its subsidiaries provide wholesale financing and capital loans to Ford Motor Company retail dealerships and associated non-Ford dealerships throughout the world, most of which are privately owned and financed, and purchase retail installment sale contracts and retail leases from them. Ford Credit also makes loans to vehicle leasing companies, the majority of which are affiliated with such dealerships. In addition, Ford Credit provides these financing services in the United States, Europe, Canada, Australia, Indonesia, the Philippines and India to non-Ford dealerships. A substantial majority of all new vehicles financed by Ford Credit are manufactured by Ford and its affiliates. Ford Credit also provides retail financing for used vehicles built by Ford and other manufacturers. In addition to vehicle financing, Ford Credit makes loans to affiliates of Ford and finances certain receivables of Ford and its subsidiaries.

      Ford Credit also conducts insurance operations through The American Road Insurance Company (“American Road”) and its subsidiaries in the United States and Canada. American Road’s business primarily consists of extended service plan contracts for new and used vehicles manufactured by affiliated and nonaffiliated companies, primarily originating from Ford dealers, physical damage insurance covering vehicles and equipment financed at wholesale by Ford Credit, and the reinsurance of credit life and credit disability insurance for retail purchasers of vehicles and equipment.

INFORMATION CONCERNING FORD

      Ford was incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. Ford is the world’s second largest producer of cars and trucks combined. Ford and its subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      Ford’s business is divided into two business sectors: the Automotive sector and the Financial Services sector. Ford manages these sectors as three primary operating segments as described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Credit	vehicle-related financing, leasing and insurance
	The Hertz Corporation	renting and leasing of cars, trucks and industrial and construction equipment, and other activities

FORD CREDIT CAPITAL TRUSTS

      The three trusts, Ford Credit Capital Trusts I, II, and III (collectively, the “Ford Credit Capital Trusts”), are Delaware business trusts formed to raise capital for us by issuing preferred securities under this prospectus and a prospectus supplement, and investing the proceeds in subordinated debt securities issued by us.

      We will directly or indirectly own all of the common securities of each of the Ford Credit Capital Trusts. The common securities will rank equally with, and each trust will make payments on the common securities in proportion to, the trust preferred securities, except that if an event of default occurs under the declaration of one of the trusts, our rights, as holder of the common securities, to payments will be subordinated to your rights as holder of the trust preferred securities. We will, directly or indirectly, acquire common securities in an aggregate liquidation amount equal to three percent of the total capital of each of the trusts.

      As holder of the common securities of the trusts, we are entitled to appoint, remove or replace any of, or increase or decrease the number of, the trustees of each of our trusts, provided that the number of trustees shall be at least three. Each of the trusts’ business and affairs will be conducted by the trustees we appoint. The trustees’ duties and obligations are governed by the trusts’ declarations. Prior to the issuance of any trust preferred securities, we will ensure that one trustee of each trust is a financial institution that will not be an affiliate of ours and that will act as property trustee and indenture trustee for purposes of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). In addition, unless the property trustee maintains a principal place of business in the State of Delaware and meets the other requirements of applicable law, one trustee of each of the trusts will have its principal place of business or reside in the State of Delaware.

      We will pay all of the trusts’ fees and expenses, including those relating to any offering of trust preferred securities. In addition, we will enter into a guarantee with respect to each series of trust preferred securities under which we will irrevocably and unconditionally agree to make certain payments to the holders of that series of trust preferred securities, subject to applicable subordination provisions, except that the guarantee will only apply when the trust has sufficient funds immediately available to make those payments but has not made them.

      The principal office of each of the trusts is c/o Ford Motor Credit Company, One American Road, Dearborn, Michigan 48126 USA and the telephone number is 313-322-3000.

RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of “earnings” to “fixed charges” for Ford Credit and “fixed charges and preferred stock dividends” for Ford were as follows for each of the periods indicated:

	Years Ended December 31

	2001		2000	1999	1998		1997

Ford Motor Credit Company	1.17		1.28	1.29	1.26		1.29

Ford Motor Company**		*	1.7	2.0	3.7	***	1.9

*	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.8 billion.

**	Excludes for years ended December 31, 2000, 1999 and 1998, earnings and fixed charges of Visteon Corporation, Ford’s former automotive components and systems subsidiary which was spun-off on June 28, 2000 and, for the second quarter of 2000, excludes the $2.252 million one-time, non-cash charge resulting from the spin-off.

***	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of Ford’s interest in Associates First Capital Corporation. Excluding this gain, the ratio would have been 2.0.

      For purposes of the Ford Credit ratio:

           “earnings” mean the sum of:

•	Ford Credit’s pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries, and

•	Ford Credit’s fixed charges.

           “fixed charges” mean the sum of:

•	interest Ford Credit pays on borrowed funds,

•	the amount Ford Credit amortizes for debt discount, premiums and issuance expenses, and

•	one-third of all rental expenses of Ford Credit (the portion deemed representative of the interest factor).

      For purposes of the Ford ratio:

           “earnings” mean the sum of:

•	Ford’s pre-tax income, from continuing operations,

•	any income received from less-than-fifty-percent-owned companies, and

•	Ford’s fixed charges, excluding capitalized interest and preferred stock dividend requirements of consolidated subsidiaries and trusts.

           “fixed charges and preferred stock dividends” means the sum of:

•	the interest paid on borrowed funds,

•	the preferred stock dividend requirements of Ford’s consolidated subsidiaries and trusts,

•	the amount amortized for debt discount, premium, and issuance expense,

•	one-third of all Ford’s rental expenses (the proportion deemed representative of the interest factor), and

•	Ford’s preferred stock dividend requirements, increased to an amount representing the pre-tax earnings required to cover such dividend requirements based on Ford’s effective income tax rates.

USE OF PROCEEDS

      Except as otherwise provided in a prospectus supplement, the net proceeds from the sale of the debt securities will be added to the general funds of Ford Credit and will be available for the purchase of receivables, for loans and for use in connection with the retirement of debt. Such proceeds initially may be used to reduce short-term borrowings (commercial paper, borrowings under bank lines of credit and borrowings under agreements with bank trust departments) or may be invested temporarily in short-term securities.

      Ford Credit expects to issue additional long-term and short-term debt from time to time. The nature and amount of Ford Credit’s long-term and short-term debt and the proportionate amount of each can be expected to vary from time to time, as a result of business requirements, market conditions and other factors.

      Each of the Ford Credit Capital Trusts will invest all proceeds received from the sale of its trust preferred securities in a particular series of subordinated debt securities issued by us.

DESCRIPTION OF DEBT SECURITIES

      We will issue debt securities in one or more series under an Indenture, dated as of February 1, 1985, as supplemented, between us and JPMorgan Chase Bank, as successor to Manufacturers Hanover Trust Company, as Trustee (the “Trustee”). The Indenture may be supplemented further from time to time.

      The Indenture is a contract between us and JPMorgan Chase Bank acting as Trustee. The Trustee has two main roles. First, the Trustee can enforce your rights against us if an “Event of Default” described below occurs. Second, the Trustee performs certain administrative duties for us.

      The Indenture is summarized below. Because this discussion is a summary, it does not contain all of the information that may be important to you. We filed the Indenture as an exhibit to the registration statements, and we suggest that you read those parts of the Indenture that are important to you. You especially need to read the Indenture to get a complete understanding of your rights and our obligations under the covenants described below under Limitation on Liens and Merger and Consolidation. Throughout the summary we have included parenthetical references to the Indenture so that you can easily locate the provisions being discussed.

      The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

      The debt securities offered by this prospectus will be limited to a total amount of $40,000,000,000, or the equivalent amount in any currency. The Indenture, however, does not limit the amount of debt securities that may be issued under it. Therefore, additional debt securities may be issued under the Indenture.

      The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	the provision for any sinking fund;

•	any additional restrictive covenants;

•	any additional Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any special tax implications, including provisions for original issue discount;

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination; and

•	any other terms.

      The debt securities will be unsecured obligations of Ford Credit. Senior debt securities will rank equally with Ford Credit’s other unsecured and unsubordinated indebtedness (parent company only). Subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all of our unsecured and unsubordinated indebtedness. See “— Subordination” below.

      Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

      The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

Limitation on Liens

      If Ford Credit or any Restricted Subsidiary (as defined in the Indenture) shall pledge or otherwise subject to any lien (as defined in the Indenture as a “Mortgage”) any of its property or assets, Ford Credit will secure or cause such Restricted Subsidiary to secure the debt securities equally and ratably with (or prior to) the indebtedness secured by such Mortgage. This restriction does not apply to Mortgages securing such indebtedness which shall not exceed $5 million in the aggregate at any one time outstanding and does not apply to:

•	certain Mortgages created or incurred to secure financing of the export or marketing of goods outside the United States;

•	Mortgages on accounts receivable payable in foreign currencies securing indebtedness incurred and payable outside the United States;

•	Mortgages in favor of Ford Credit or any Restricted Subsidiary;

•	Mortgages in favor of governmental bodies to secure progress, advance or other payments, or deposits with any governmental body required in connection with the business of Ford Credit or a Restricted Subsidiary;

•	deposits made in connection with pending litigation;

•	Mortgages existing at the time of acquisition of the assets secured thereby (including acquisition through merger or consolidation) and certain purchase money Mortgages; and

•	any extension, renewal or replacement of any Mortgage or Mortgages referred to in the foregoing clauses, inclusive. (Section 10.04).

Merger and Consolidation

      The Indenture provides that no consolidation or merger of Ford Credit with or into any other corporation shall be permitted, and no sale or conveyance of its property as an entirety, or substantially as an entirety, may be made to another corporation, if, as a result thereof, any asset of Ford Credit or a Restricted Subsidiary would become subject to a Mortgage, unless the debt securities shall be equally and ratably secured with (or prior to) the indebtedness secured by such Mortgage, or unless such Mortgage could be created pursuant to Section 10.04 (see “Limitation on Liens” above) without equally and ratably securing the Indenture Securities. (Section 8.03).

Events of Default and Notice Thereof

      The Indenture defines an “Event of Default” as being any one of the following events:

•	failure to pay interest for 30 days after becoming due;

•	failure to pay principal or any premium for five business days after becoming due;

•	failure to make a sinking fund payment for five days after becoming due;

•	failure to perform any other covenant applicable to the debt securities for 90 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other Event of Default provided in the prospectus supplement.

      An Event of Default for a particular series of debt securities will not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. (Section 5.01.)

      If an Event of Default occurs and continues, the Trustee or the holders of at least 25% of the total principal amount of the series may declare the entire principal amount (or, if they are Original Issue Discount Securities (as defined in the Indenture), the portion of the principal amount as specified in the terms of such series) of all of the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the total principal amount of the debt securities of that series can void the declaration. (Section 5.02.)

      The Indenture provides that within 90 days after default under a series of debt securities, the Trustee will give the holders of that series notice of all uncured defaults known to it. (The term “default” includes the events specified above without regard to any period of grace or requirement of notice.) The Trustee may withhold notice of any default (except a default in the payment of principal, interest or any premium) if it believes that it is in the interest of the holders. (Section 6.02.)

      Annually, Ford Credit must send to the Trustee a certificate describing any existing defaults under the Indenture. (Section 10.05.)

      Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable protection from expenses and liability. (Section 6.01.) If they provide this reasonable indemnification, the holders of a majority of the total principal amount of any series of debt securities may direct the Trustee how to act under the Indenture. (Section 5.12.)

Modification of the Indenture

      With certain exceptions, Ford Credit’s rights and obligations and your rights under a particular series of debt securities may be modified with the consent of the holders of not less than two-thirds of the total principal amount of those debt securities. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against you without your consent. (Section 9.02.)

Subordination

      The extent to which a particular series of subordinated debt securities may be subordinated to our unsecured and unsubordinated indebtedness will be set forth in the prospectus supplement for any such series and the Indenture may be modified by a supplemental indenture to reflect such subordination provisions.

Global Securities

      Unless otherwise stated in a prospectus supplement, the debt securities of a series will be issued in the form of one or more global certificates that will be deposited with The Depository Trust Company, New York, New York (“DTC”), which will act as depositary for the global certificates. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by DTC and its participants. Therefore, if you wish to own debt securities that are represented by one or more global certificates, you can do so only indirectly or “beneficially” through an account with a broker, bank or other financial institution that has an account with DTC (that is, a DTC participant) or through an account directly with DTC if you are a DTC participant.

      While the debt securities are represented by one or more global certificates:

•	You will not be able to have the debt securities registered in your name.

•	You will not be able to receive a physical certificate for the debt securities.

•	Our obligations, as well as the obligations of the Trustee and any of our agents, under the debt securities will run only to DTC as the registered owner of the debt securities. For example, once we make payment to DTC, we will have no further responsibility for the payment even if DTC or your broker, bank or other financial institution fails to pass it on so that you receive it.

•	Your rights under the debt securities relating to payments, transfers, exchanges and other matters will be governed by applicable law and by the contractual arrangements between you and your broker, bank or other financial institution, and/or the contractual arrangements you or your broker, bank or financial institution has with DTC. Neither we nor the Trustee has any responsibility for the actions of DTC or your broker, bank or financial institution.

•	You may not be able to sell your interests in the debt securities to some insurance companies and others who are required by law to own their debt securities in the form of physical certificates.

•	Because the debt securities will trade in DTC’s Same-Day Funds Settlement System, when you buy or sell interests in the debt securities, payment for them will have to be made in immediately available funds. This could affect the attractiveness of the debt securities to others.

      A global certificate generally can be transferred only as a whole, unless it is being transferred to certain nominees of the depositary or it is exchanged in whole or in part for debt securities in physical form. If a global certificate is exchanged for debt securities in physical form, they will be in denominations of $1,000 and integral multiples thereof, or another denomination stated in the prospectus supplement.

DESCRIPTION OF WARRANTS

      The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

General

      We may issue warrants to purchase debt securities. Such warrants may be issued independently or together with any such securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

      A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants and the number of such securities issuable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

      We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF TRUST PREFERRED SECURITIES

      The following is a general description of the terms of the trust preferred securities we may issue from time to time. Particular terms of any trust preferred securities we offer will be described in the prospectus supplement relating to such trust preferred securities.

      Each of the Ford Credit Capital Trusts was formed pursuant to the execution of a declaration of trust and the filing of a certificate of trust of such trust with the Delaware Secretary of State. The declaration of trust of each Ford Credit Capital Trust will be amended and restated prior to the issuance by such trust of the trust preferred securities to include the terms referenced in this prospectus and in the applicable prospectus supplement. The original declaration of trust of each Ford Credit Capital Trust is, and the form of the amended and restated declaration of trust of such trust will be, filed as an exhibit to the registration statements of which this prospectus forms a part.

      Each of the Ford Credit Capital Trusts may issue only one series of trust preferred securities. The declaration of trust for each trust will be qualified as an indenture under the Trust Indenture Act. The trust preferred securities will have the terms, including distributions, redemption, voting, liquidation and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the declaration or made part of the declaration by the Trust Indenture Act, and which will mirror the terms of the subordinated debt securities held by the trust and described in the applicable prospectus supplement. The following summary does not purport to be complete and is subject in all respects to the provisions of the applicable declaration and the Trust Indenture Act.

      Reference is made to the prospectus supplement relating to the preferred securities of any trust for specific terms, including:

•	the distinctive designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate, or method of determining the rate, for trust preferred securities issued by the trust and the date or dates upon which distributions are payable; provided, however, that distributions on the trust preferred securities are payable on a quarterly basis to holders of the trust preferred securities as of a record date in each quarter during which the trust preferred securities are outstanding;

•	whether distributions on trust preferred securities issued by the trust are cumulative, and, in the case of trust preferred securities having cumulative distribution rights, the date or dates from which distributions will be cumulative;

•	the amount which shall be paid out of the assets of the trust to the holders of trust preferred securities upon voluntary or involuntary dissolution, winding-up or termination of the trust;

•	the obligation or the option, if any, of a trust to purchase or redeem trust preferred securities and the price or prices at which, the period or periods within which, and the terms upon which, trust preferred securities issued by the trust may be purchased or redeemed;

•	the voting rights, if any, of trust preferred securities in addition to those required by law, including the number of votes per trust preferred security and any requirement for the approval by the holders of trust preferred securities, or of trust preferred securities issued by one or more trusts, or of both, as a condition to specified action or amendments to the declaration of the trust;

•	the terms and conditions, if any, upon which the subordinated debt securities may be distributed to holders of trust preferred securities;

•	whether the trust preferred securities will be convertible or exchangeable into other securities, and, if so, the terms and conditions upon which the conversion or exchange will be effected, including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions;

•	if applicable, any securities exchange upon which the trust preferred securities shall be listed; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of trust preferred securities issued by the trust not inconsistent with its declaration or with applicable law.

      We will guarantee all trust preferred securities offered hereby to the extent set forth below under “Description of Preferred Securities Guarantees.” Certain United States federal income tax considerations applicable to any offering of trust preferred securities will be described in the applicable prospectus supplement.

      In connection with the issuance of trust preferred securities, each trust will issue one series of common securities having the terms including distributions, redemption, voting and liquidation rights or such restrictions as shall be set forth in its declaration. The terms of the common securities will be substantially identical to the terms of the trust preferred securities issued by the trust and the common securities will rank equal with, and payments will be made thereon pro rata, with the trust preferred securities except that, upon an event of default under the declaration, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust preferred securities. Except in certain limited circumstances, the common securities will carry the right to vote to appoint, remove or replace any of the trustees of a trust. Directly or indirectly, we will own all of the common securities of each trust.

Distributions

      Distributions on the trust preferred securities will be made on the dates payable to the extent that the applicable trust has funds available for the payment of distributions in the trust’s property account. The trust’s funds available for distribution to the holders of the trust securities will be limited to payments received from us on the subordinated debt securities issued to the trust in connection with the issuance of the trust preferred securities. We will guarantee the payment of distributions out of monies held by the trust to the extent set forth under “Description of Preferred Securities Guarantees” below.

Deferral of Distributions

      With respect to any subordinated debt securities issued to a trust, we will have the right under the terms of the subordinated debt securities to defer payments of interest on the subordinated debt securities by extending the interest payment period from time to time on the subordinated debt securities. As a consequence of our extension of the interest payment period on subordinated debt securities held by a trust, distributions on the trust preferred securities would be deferred during any such extended interest payment period. The trust will give the holders of the trust preferred securities notice of an extension period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the trust preferred securities as they appear on the books and records of the trust on the record date next following the termination of the deferral period. The terms of any subordinated debt securities issued to a trust, including the right to defer payments of interest, will be described in the applicable prospectus supplement.

Distribution of Subordinated Debt Securities

      We will have the right at any time to dissolve a trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, to cause the distribution of subordinated debt securities issued to the trust to the holders of the trust securities in a total stated principal amount equal to the total stated liquidation amount of the trust securities then outstanding. The right to dissolve the trust and distribute the subordinated debt securities will be conditioned on our receipt of an opinion rendered by tax counsel that the distribution would not be taxable for United States federal income tax purposes to the holders.

Enforcement of Certain Rights by Holders of Preferred Securities

      If an event of default under a declaration of trust occurs and is continuing, then the holders of trust preferred securities of such trust would rely on the enforcement by the property trustee of its rights as a holder of the applicable series of subordinated debt securities against us. In addition, the holders of a majority in liquidation amount of the trust preferred securities of such trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the property trustee or to direct the exercise of any trust or power conferred upon the property trustee to exercise the remedies available to it as a holder of the subordinated debt securities. If the property trustee fails to enforce its rights under the applicable series of subordinated debt securities, a holder of trust preferred securities of such trust may institute a legal proceeding directly against us to enforce the property trustee’s rights under the applicable series of subordinated debt securities without first instituting any legal proceeding against the property trustee or any other person or entity.

      Notwithstanding the preceding discussion, if an event of default under the applicable declaration has occurred and is continuing and such event is attributable to our failure to pay interest or principal on the applicable series of subordinated debt securities on the date such interest or principal is otherwise payable or in the case of redemption, on the redemption date, then a holder of trust preferred securities of such trust may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the applicable series of subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities of such holder on or after the respective due date specified in the applicable series of subordinated debt securities. In connection with such direct action, we will be subrogated to the rights of such holder of trust preferred securities under the applicable declaration to the extent of any payment made by us to such holder of trust preferred securities in such direct action.

DESCRIPTION OF PREFERRED SECURITIES GUARANTEES

      Set forth below is a summary of information concerning the preferred securities guarantees which we will execute and deliver for the benefit of the holders of trust preferred securities. Each preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act. The preferred guarantee trustee will hold each guarantee for the benefit of the holders of the trust preferred securities to which it relates. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of preferred securities guarantee which is filed as an exhibit to the registration statements of which this prospectus forms a part, and the Trust Indenture Act.

General

      Pursuant to each preferred securities guarantee, we will agree to pay in full, to the holders of the trust preferred securities issued by a trust, the guarantee payments, except to the extent paid by the trust, as and when due, regardless of any defense, right of set-off or counterclaim which the trust may have or assert. The following payments with respect to trust preferred securities, to the extent not paid by the trust, will be subject to the preferred securities guarantee:

•	any accrued and unpaid distributions which are required to be paid on the trust preferred securities, to the extent the trust shall have funds legally and immediately available for those distributions;

•	the redemption price set forth in the applicable prospectus supplement to the extent the trust has funds legally and immediately available therefor with respect to any trust preferred securities called for redemption by the trust; and

•	upon a voluntary or involuntary dissolution, winding-up or termination of the trust, other than in connection with the distribution of subordinated debt securities to the holders of trust preferred securities or the redemption of all of the trust preferred securities, the lesser of (1) the aggregate of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent the trust has funds legally and immediately available, and (2) the amount of assets of the trust remaining available for distribution to holders of the trust preferred securities in liquidation of the trust.

      Our obligation to make a guarantee payment may be satisfied by direct payment of the required amounts by us to the holders of trust preferred securities or by causing the applicable trust to pay the amounts to the holders.

      Each preferred securities guarantee will not apply to any payment of distributions on the trust preferred securities except to the extent the trust shall have funds available therefor. If we do not make interest payments on the subordinated debt securities purchased by a trust, the trust will not pay distributions on the trust preferred securities issued by the trust and will not have funds available therefor. The preferred securities guarantee, when taken together with our obligations under the subordinated debt securities, the indenture and the declaration, including our obligations to pay costs, expenses, debts and liabilities of the trust other than with respect to the trust securities, will provide a full and unconditional guarantee on a subordinated basis by us of payments due on the trust preferred securities.

Certain Covenants of Ford Credit

      In each preferred securities guarantee, we will covenant that, so long as any trust preferred securities issued by the applicable trust remain outstanding, if there shall have occurred any event that would constitute an event of default under the preferred securities guarantee or the declaration of the trust, then, unless otherwise set forth in an applicable prospectus supplement we shall not:

•	declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

•	make any guarantee payments with respect to any of our other capital stock; or

•	make any payment of principal, interest, or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) that rank equal with or junior to such subordinated debt securities.

      However, in such circumstances we may:

•	declare and pay stock dividends on our capital stock payable in the same stock on which the dividend is paid; and

•	purchase fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of the capital stock or the security being converted or exchanged.

Modification of the Preferred Securities Guarantees; Assignment

      Each preferred securities guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding trust preferred securities issued by the applicable trust except with respect to any changes which do not adversely affect the rights of holders of trust preferred securities, in which case no vote will be required. All guarantees and agreements contained in a preferred securities guarantee shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the trust preferred securities of the applicable trust then outstanding.

Termination

      Each preferred securities guarantee will terminate as to the trust preferred securities issued by the applicable trust:

•	upon full payment of the redemption price of all trust preferred securities of the trust;

•	upon distribution of the subordinated debt securities held by the trust to the holders of the trust preferred securities and common securities of the trust; or

•	upon full payment of the amounts payable in accordance with the declaration of the trust upon liquidation of the trust.

      Each preferred securities guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities issued by the applicable trust must restore payment of any sums paid under the trust preferred securities or the preferred securities guarantee.

Events of Default

      An event of default under a preferred securities guarantee will occur upon our failure to perform any of our payment or other obligations under the preferred securities guarantee.

      The holders of a majority in liquidation amount of the trust preferred securities relating to such preferred securities guarantee have the right to direct the time, method and place of conducting any proceeding for any remedy available to the preferred guarantee trustee in respect of the guarantee or to direct the exercise of any trust or power conferred upon the preferred guarantee trustee under such trust preferred securities. If the preferred guarantee trustee fails to enforce such preferred securities guarantee, any holder of trust preferred securities relating to such guarantee may institute a legal proceeding directly against us to enforce the preferred guarantee trustee’s rights under such guarantee, without first instituting a legal proceeding against the relevant Ford Credit trust, the guarantee trustee or any other person or entity. Notwithstanding the preceding discussion, if we fail to make a guarantee payment, a holder of trust preferred securities may directly institute a proceeding against us for enforcement of the preferred securities guarantee for such payment. We waive any right or remedy to require that any action be brought first against such trust or any other person or entity before proceeding directly against us.

Status of the Preferred Securities Guarantees

      Unless otherwise indicated in an applicable prospectus supplement, the preferred securities guarantees will constitute unsecured obligations of Ford Credit and will rank:

•	subordinate and junior in right of payment to all other liabilities of Ford Credit; and

•	senior to our capital stock now or hereafter issued and any guarantee now or hereafter entered into by us in respect of any of our capital stock.

The terms of the trust preferred securities provide that each holder agrees to the subordination provisions and other terms of the preferred securities guarantee.

      The preferred securities guarantees will constitute a guarantee of payment and not of collection; that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without instituting a legal proceeding against any other person or entity.

Information Concerning the Preferred Guarantee Trustee

      The preferred guarantee trustee, before the occurrence of a default with respect to a preferred securities guarantee, undertakes to perform only such duties as are specifically set forth in such preferred securities guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. The preferred guarantee trustee is under no obligation to exercise any of the powers vested in it by a preferred securities guarantee at the request of any holder of preferred securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred.

Governing Law

      The preferred securities guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

PLAN OF DISTRIBUTION

      We may sell the securities to or through agents or underwriters or directly to one or more purchasers.

By Agents

      We may use agents to sell the securities. The agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

      We may sell the securities to underwriters. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Each underwriter will be obligated to purchase all the securities allocated to it under the underwriting agreement. The underwriters may change any initial public offering price and any discounts or concessions they give to dealers.

Direct Sales

      We may sell securities directly to you. In this case, no underwriters or agents would be involved.

      As one of the means of direct issuance of securities, we may utilize the services of any available electronic auction system to conduct an electronic “dutch auction” of the offered securities among potential purchasers who are eligible to participate in the auction of those offered securities, if so described in the prospectus supplement.

General Information

      Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments they may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

      S. J. Thomas, Esq., who is Ford Credit’s Secretary and is also Counsel-Corporate of Ford, or another of our lawyers, will give us an opinion about the legality of the securities. Ms. Thomas owns, and such other lawyer likely would own, Ford common stock and options to purchase shares of Ford common stock.

EXPERTS

      The financial statements included in each of our 2000 10-K Report and the February 22 8-K Report have been audited by PricewaterhouseCoopers LLP (“PwC”), independent accountants. They are incorporated by reference in this prospectus and in the registration statements in reliance upon PwC’s reports on those financial statements given on their authority as experts in accounting and auditing.

      None of the interim financial information included in the First Quarter 10-Q Report, the Second Quarter 10-Q Report or the Third Quarter 10-Q Report has been audited by PwC. PwC has reported that they have applied limited procedures in accordance with professional standards for reviews of interim financial information. Accordingly, you should restrict your reliance on their reports on such information. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the interim financial information because such reports do not constitute “reports” or “parts” of the registration statements prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.